

December 23, 2014

<u>Via E-Mail</u>
Mr. Elijio V. Serrano
Chief Financial Officer
Tetra Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

> **Re:** **Tetra Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-13455**

Dear Mr. Serrano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Management's Discussion and Analysis, page 29</u>

<u>Results of Operations, page 35</u>

1. We note your disclosures beginning on page F-23, indicating that you have material differences between taxable income reported for domestic and foreign jurisdictions. Please expand your disclosures in MD&A to clarify the reasons for these differences and to address the extent to which the underlying factors and the domestic and foreign historical results are indicative of your expectations for future periods. For each of the foreign jurisdictions where you conduct business and have material pre-tax earnings, please disclose the statutory and effective tax rates and any anticipated changes.

2.   We note your disclosures on page F-12, regarding your policy for goodwill and other intangible assets, indicating that you determined it was not "more likely than not" that the fair values of any reporting units were less than their carrying values at year-end. Please expand your disclosures in MD&A to (i) identify each reporting unit with a fair value not substantially in excess of its carry value; (ii) indicate the percentage by which fair value exceeds the carrying value as of the most-recent evaluation; (iii) quantify the amount of goodwill associated with the unit; and (iv) describe the assumptions that drive the estimated fair values. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for further guidance.

Financial Statements

Note I – Decommissioning and Other Asset Retirement Obligations, page F-29

3.   We note that for each of the years presented and in prior years, you made significant revisions in estimated cash flows related to your asset retirement obligations.   Please tell us the assumptions used to estimate the expected cash flows required to settle the asset retirement obligations at each balance sheet date, including probabilities, amounts, settlement dates and legal requirements, and explain your rationale for any material changes in these assumptions. In addition, please address the following points.

- Tell us how the activities associated with each year-end estimate compare, and for any activities underlying your more recent estimates that were not contemplated in prior estimates, describe the activities and explain the reasons.

- Quantify the amount of revisions that relate to work completed.

- Provide any further details necessary to understand the reasons for material revisions in the estimated cash flows underlying your asset retirement obligations for each of the last five years, and the timing of these revisions.

- Provide an estimate of the reasonably possible additional costs to settle retirement obligations, or a range of such costs incremental to the amounts accrued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief